UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 31, 2020

FLUSHING FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-33013	11-3209278
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

220 RXR Plaza

Uniondale, New York 11556

(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (718) 961-5400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	FFIC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

Beginning on January 31, 2020, Flushing Financial Corporation (the “Company”) intends to distribute and make available to investors, and to post on its website, a written presentation regarding its financial performance in the fiscal quarter and full fiscal year ended December 31, 2019, and its proposed merger with Empire Bancorp, Inc.

Item 9.01	Financial Statements and Exhibits.

(d)

Exhibit No.	Description

99.1	Investor Presentation dated January 31, 2020

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Flushing Financial Corporation

Dated: January 31, 2020	By:	/s/ Susan K. Cullen
	Name:	Susan K. Cullen
	Title:	Chief Financial Officer

4Q19 Earnings Conference Call January 31, 2020 contact: susan.cullen@flushingbank.com | phone: (516) 209-3622 | website: www.flushingbank.com Exhibit 99.1

Safe Harbor Statement “Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: The statements in this presentation relating to plans, strategies, economic performance and trends, projections of results of specific activities or investments and other statements that are not descriptions of historical facts may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking information is inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include but are not limited to, risk factors discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, and in other documents filed by the Company with the Securities and Exchange Commission (the “SEC”) from time to time, including those additional risk factors discussed under the heading “Risk Factors” in our Registration Statement on Form S-4/A as filed with the SEC on January 9, 2020, relating to the pending acquisition of Empire Bancorp, Inc. The Company has no obligation to update these forward-looking statements.

Quarter Ended December 31, 2019 Highlights Earnings per share of $0.45 increased 22% QoQ Net interest income increased 6%, driven by the cost of funds NIM improved 11 basis points for the quarter Improvement in NIM primarily due to cost of funds decreasing 11 basis points Over $1B of retail CD’s maturing in 2020 at an average rate of 2.20% Core NIM flat in 4Q19 Credit quality continues to improve Classified assets at lowest level since 2008 Non-accrual loans decreased by $1.4MM, or 10.1% QoQ and $3.4MM, or 21.2% YoY Non-performing loans decreased $1.4MM, or 9.8% QoQ and $3.0MM, or 18.4% YoY Loan closings totaled $270MM in 4Q19 C&I, Multifamily and commercial real estate origination totaled over 89% of 4Q19 production December 31, 2019 pipeline remains strong at $325MM at an average rate of 4.18% Improved Branch Network Opened a new branch in Hicksville, NY in Nassau County Relocated the Bell Boulevard branch to a new location converted to the Universal Banker model Acquisition of Empire Bancorp Inc. progressing as planned (announced October 25, 2019) Applications filed with regulatory agencies Prospectus sent out to Empire shareholders Empire shareholder meeting set for February 27, 2020

Summary of Strategic Objectives Increase Core Deposits, with an Emphasis on Non-Interest Bearing DDA, and Continue to Improve Funding Mix Manage Net Loan Growth and Focus on Yield with an Emphasis on Assets with the Best Risk-Adjusted Returns Enhance Core Earnings Power by Improving Scalability and Efficiency Through Executional Excellence Profitable Growth and Expansion through New Distribution Channels and Business Lines Manage Credit Risk Remain Well Capitalized

Increase core deposits, with an emphasis on non-interest bearing accounts, and continue to improve funding mix Lowers cost of deposits and loan-to-deposit ratio Increases non-interest-bearing deposits by 44% Creates LI’s 6th largest bank by deposit share among regional and community financial institutions Manage net loan growth and focus on yield with an emphasis on assets with the best risk-adjusted returns Increased C&I opportunity Complementary CRE capabilities Enhance core earnings power by improving scalability and efficiency through executional excellence Opportunities for significant cost saves – 50% of Empire’s cost base Profitable growth and expansion through new distribution channels and business lines Attractive branch expansion in Suffolk County Manage credit risk Grow loan portfolio while maintaining disciplined credit risk management standards Effective allocation of shareholder capital Transaction maximizes returns and optimizes shareholder value Strategic Fit to Flushing Priorities ü ü ü ü ü ü ü

FFIC / EMPK – 2021 Deal Accretion – Simplified Breakdown 1 Excludes purchase accounting and other merger adjustments for illustrative purposes. Source: Consensus Wall Streets estimates. SNL Financial. FFIC 2020E “pre-deal“ consensus net income / EPS estimates $48.4MM net income divided by ~28.8MM shares as of Q2 ’19 = $1.68 ’20E EPS Growth rate implied FFIC 2021E “pre-deal” net income / EPS estimates $50.8MM (5% growth) divided by ~28.8MM shares as of Q2’19 = $1.77 ’21E EPS 19% accretion requires $65.7MM in net income or $15MM incremental 1.19 * $1.77 EPS = $2.10 or $65.7MM in net income based on a post-deal share count of 31.3MM (28.8MM + ~2.5MM issued as deal consideration) Standalone 2021E FFIC income = $50.8MM LTM EMPK income = $3.5MM Cost saves after-tax = $9.2MM ($11.6M pre-tax) Sub-total of FFIC + EMPK income + cost saves = $63.5M GAP to $65.7MM = $2.2MM MRQ EMPK Loan to deposit ratio = ~75% MRQ EMPK deposits = ~$900MM Excess liquidity (assumed currently invested in securities) to 100% LDR = (25% * $900MM) = $225MM $2.2MM income / $225MM = 1.0% spread after-tax or 1.25% pre-tax from moving from securities to loans Income build-up to $65.7MM1

Pending Acquisition to Significantly Improve Pro Forma Metrics1 12.4x 0.67% 8.5% 65.0% P / LQA E2 ROAA ROATCE Efficiency 11.5x 0.75% 9.5% 62.8% P / LQA E ROAA ROATCE Efficiency 22.5x 0.48% 5.8% 79.8% P / LQA E2 ROAA ROATCE Efficiency Flushing Financial Standalone Source: Company reports, S&P Global Market Intelligence. 1 Financial information for the quarter ended December 31, 2019. Based on Empire’s closing price of $13.70 and Flushing’s closing price of $20.96 on January 17, 2020. 2 P / LQA E defined as market capitalization as of January 17, 2020 divided by Q4 2019 net income annualized; FFIC values represent core operating earnings. 3 Cost savings reflects a ~50% reduction of Empire Bancorp’s non-interest expense for the quarter ended December 31, 2019 Empire Bancorp Standalone Pro Forma Flushing3

Key Messages Exceeding Customer Expectations Enhancing Earnings Power Strengthening Our Commercial Bank Balance Sheet Maintaining Our Strong Risk Management Philosophy Committed to being the preeminent community financial services company in our multicultural market area Competitive strength as a commercial real estate lender Broad array of products and services delivered through customers’ preferred channels Strong presence in our ethnic communities, particularly the Asian community in Queens Staff branches and lending units with seasoned, multi-lingual professionals Manage yield through loan portfolio mix Manage cost of funds Improve scalability and efficiency of operating expense base Focus on the origination of C&I loans while remaining nimble and responsive to industry shifts Shift funding sources to core deposits from CDs and borrowings Continue to add key talent with commercial expertise Remain well capitalized at all times Maintain sufficient sources of liquid assets and contingency funding Strong cyber and physical security measures to safeguard Company and customer assets and information Adequate loan loss reserve Conservative underwriting standards

Net Interest Income Net Interest Income ($000s) NIM increased 11bps QoQ and decreased 9bps YoY NIM increase driven by a decrease in the cost of funds and a benefit of market value changes in fair value hedges Cost of funds decreased 11 bps in 4Q19 Core NIM1 was 2.33% in 4Q19 and 3Q19 and 2.49% in 4Q18 Yield on interest-earning assets decreased 1bp QoQ and 4bps YoY 4Q19 Highlights 1 Core NIM excluding prepayment penalties from loans and securities, recovered interest from delinquent loans and losses from fair value adjustments on qualifying hedges.

Opportunity to Reduce Funding Costs with Maturing CDs $1.0B of Retail CDs are scheduled to mature in 2020, representing 20% of total deposits as of 4Q19, at a weighted average cost of 2.20% Opportunity to re-price non-maturing deposits down CDs Maturing Replacement Funding Current deposit costs of replacement products significantly lower than maturing CD rates Yields rolling off exceed current market deposit costs 1.71% Retail CD Coupon Rate 4Q19 Avg. Cost of Deposits Amount Maturing ($MM) $512.9 $336.9 $50.2 $111.5

Strong Real Estate Lender with Significant C&I Portfolio C&I closings totaled $82MM Mortgage loan closings total $187MM At December 31, 2019 the pipeline totaled $325MM at an average rate of 4.18% Loan Composition ($B) C&I Loan Growth ($MM) 4Q19 Yield on Total Loans: 4.49%

Credit Quality 4Q19 Highlights Non-performing loans totaled $13.3MM, a decrease of 9.8% QoQ and 18.4% YoY Loan-to-value ratio on real estate dependent loans as of December 31, 2019 totaled 38.2% Average loan-to-value for non-performing loans collateralized by real estate at December 31, 2019 was 26.2% Net Charge-offs (Recoveries) ($000s) Non-performing Loans ($000s)

Credit Discipline Paramount Over two decades and multiple credit cycles, Flushing has demonstrated superior credit metrics NCOs / Average Loans Source: SNL Financial. Financial data as of 4Q18. 1 “Industry” includes the ~400 banks that compose the SNL Bank and Thrift Index. 2 Includes $11.2MM in taxi medallion write-offs. Maximum Charge-offs were 64bps, in the Midst of the Great Recession 1 2

Increasing Coverage Ratio Loan Loss Reserve/NPL

Superior Asset Quality Current portfolio LTV ratio is less than 40% of origination value Conservative and thorough credit risk management through the life of a loan LTV of All Loans Secured by RE

Minimal Delinquencies on the Total Portfolio 1 Calculated by dividing current 90-day delinquencies by total loans originated by vintage period. 2 Represents one small business loan. 3 Represents four taxi medallion loans. 4 Represents one 1-4 family and one small business loan. 5 Represents one SBA loan and two small business loans. 6 Represents one multi-family real estate loan. 2 Eleven delinquent loans for vintage years covering 10 years of originations 90-Day Delinquencies as % of Loans Originated by Year1 5 6

Continuing to Improve Funding Mix Progress Made…More to Come $3.9B As of 12/31/10 $6.3B As of 12/31/2019 1 1 Includes Mortgagors’ escrow.

Consistent Core Deposit Growth Core deposits increased 7% YoY and 5% QoQ Deposit Composition ($B) 1 Includes NOW, demand and mortgagors‘ escrow deposits. 1 4Q19 Cost of Total Deposits: 1.71%

Strong Asian Banking Market within Marketplaces

- Asian Bank within Flushing Bank

- New branch opened in Hicksville, NY in 4Q19 to expand our focus on the Asian population to the Long Island market
- Relocated branch to Bayside Queens in 4Q19
- Loans in the Asian communities total over $650MM with deposits exceeding $800MM[1]
- Flushing deposits in Asian branch footprint increased 18% from June 30, 2018 to June 30, 2019 while the market size decreased[2]
- Multilingual branch staff serves our diverse customer base in the New York City market area
- Growth aided by the Asian Advisory Board



FFIC FLUSHING Financial Corporation

[1] 4Q19 includes Bayside and Hicksville branches
[2] FDIC data

19

Digital Transformation Modernize the customer experience without adding to infrastructure Anticipate completion in 2Q2020 Improves customer experience for both consumer and business customers Ability to secure customers outside our footprint and deepen relationships with our current customers Enhancing our digital offerings to provide state of the art technological solutions Enhanced capabilities to small business and professional customers

Controlling Non-Interest Expense Non-Interest Expense ($000s) 2019 Highlights Non-interest expense increased $3.6MM, or 3.2% YoY Efficiency ratio was 63.9% for 2019 compared to 62.1% for 2018 Core non-interest expense was $113.2MM in 2019, an increase of $1.7MM or 1.5% from 2018

Improved Expense Control Non-interest expenses as a percent of average assets has improved Remain disciplined in controlling expenses Non-Interest Expense / Average Assets

Strong Financial Performance Executing Strategic Objectives Management Culture & Track Record Attractive Markets & Customers 1 2 3 4 Long-standing, skilled management team Experienced lending in greater New York City markets 902% total return since IPO in 19951 Positive earnings through the cycle and every quarter since IPO Consistent EPS and dividend growth Premium location in high growth, high income NYC area markets Leading community bank market-share in footprint; competitive strength as a CRE lender Growth in commercial business customers Strong Asian customer base NIM optimization through loan rate improvement and cost of funds management Yield management through strategic loan portfolio mix Leverage technology to reduce expense base, while enhancing the customer experience Attractive return profile with low historical return volatility Well capitalized balance sheet Sufficient liquidity and contingency funding Exceptionally well reserved given superior credit and underwriting standards Why Flushing Financial 1 As of December 31, 2019.

Appendix

4Q19 Operating Results 4Q19 3Q19 4Q18 Earnings ($MM, except EPS data) GAAP Net Interest Income $41.2 $38.9 $40.6 Net Income $12.9 $10.7 $12.4 Core Net Income1 $11.9 $13.8 $15.4 EPS $0.45 $0.37 $0.44 Core EPS $0.41 $0.48 $0.54 Profitability Ratios ROAA 0.73% 0.62% 0.74% ROAE 9.11% 7.60% 9.18% Net Interest Margin 2.48% 2.37% 2.57% Efficiency Ratio2 65.00% 58.87% 58.53% Capitalization Ratios Tangible Common Equity 8.05% 7.79% 7.83% Dividend Payout 46.67% 56.76% 45.45% 1 Excludes effects of net gains/losses from fair value adjustments, net gains/losses on sale of securities, net gains/losses from sale of asset, life insurance proceeds, accelerated employee benefit upon officer’s death, merger expense and net gain/ losses from fair value adjustments of qualifying hedges. Core earnings presented in 4Q19 press release. 2 Efficiency ratio, a non-GAAP measure, was calculated by dividing non-interest expense (excluding accelerated employee benefits upon officers death, merger expense, OREO expense and the net gain/loss from the sale of OREO) by the total of net interest income (excluding net losses from fair value adjustments on qualifying hedges) and non-interest income (excluding net gains and losses from the sale of securities, assets and fair value adjustments and life insurance proceeds).

Non-GAAP Measures Core Diluted EPS, Core ROAE, Core ROAA, Core Net Interest Income, Core Yield on Total Loans, Core Net Interest Margin and tangible book value per common share are each non-GAAP measures used in this presentation. A reconciliation to the most directly comparable GAAP financial measures appears below in tabular form. The Company believes that these measures are useful for both investors and management to understand the effects of certain interest and non-interest items and provide an alternative view of the Company's performance over time and in comparison to the Company's competitors. These measures should not be viewed as a substitute for net income. The Company believes that tangible book value per common share is useful for both investors and management as these are measures commonly used by financial institutions, regulators and investors to measure the capital adequacy of financial institutions. The Company believes these measures facilitate comparison of the quality and composition of the Company's capital over time and in comparison to its competitors. These measures should not be viewed as a substitute for total shareholders' equity. These non-GAAP measures have inherent limitations, are not required to be uniformly applied and are not audited. They should not be considered in isolation or as a substitute for analysis of results reported under GAAP. These non-GAAP measures may not be comparable to similarly titled measures reported by other companies.

Reconciliation of GAAP Earnings and Core Earnings Non-cash Fair Value Adjustments to GAAP Earnings During the current year, core earnings were higher than GAAP earnings primarily due to the impact of non-cash net losses from fair value adjustments. These fair value adjustments relate primarily to swaps designated to protect against rising rates. As the swaps get closer to maturity the volatility in fair value adjustments will dissipate. Overall, the interest movement of the swaps is benefitting the core net interest margin while the fair value adjustments are offsetting the benefit. In a declining interest rate environment, the movement in the curve exaggerates our mark-to-market loss position. In a rising interest rate environment or a steepening of the yield curve the loss position would experience an improvement.

Reconciliation of GAAP NII & NIM to CORE NII & NIM

New York City Multi-Family Housing Market BACKGROUND June 2019 NYS approved sweeping reforms to existing rent regulations New rules tighten owner’s ability to obtain future rent increases above the annual increases recommended by the Rent Guidelines Board (RGB) Affected loan balances total $1.6B POTENTIAL RISKS Declining valuations Higher cap rates Slower rental growth Lower capital re-investments RENT REGULATION REFORM MITIGANTS Flushing Bank Multifamily loan portfolio is diversified and granular Includes both rent regulated housing (apartment buildings with 5+ units) and free market housing (includes mixed-use residential) Multifamily portfolio remains conservative Avg. LTV less than 50% with strong avg. debt coverage ratio in excess of 1.75 Existing properties well maintained with significant capital improvements already completed Loans approved based on current cash flow at underwriting Typical borrower is established multifamily owner/manager with more than one property Little exposure to institutional ownership All debt coverage ratios stress tested up 250 bps

Contact Details | Flushing Financial Corporation Susan Cullen SEVP, CFO & Treasurer (516) 209-3622 susan.cullen@flushingbank.com NASDAQ: FFIC